08030996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: X-Change Financial Access LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3909
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory R. Rich (312) 431-9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
MAR 3 1 2008
Washington, DC
100

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Vitek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
ESMERALDA MARTINEZ
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Exp. March 27, 2011

Michael C. Vitek
Signature

President and COO
Title

Esmeralda Martinez
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
March 26, 2008

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 3,618,288
Brokerage fees receivable, net of allowance for doubtful accounts of $80,991	3,268,515
Receivable from clearing organizations	997,483
Securities owned, at market value	282,632
Office furniture and equipment, at cost (net of accumulated depreciation of $49,484)	-0-
Exchange membership, at cost	197,100
Other assets	97,394
TOTAL ASSETS	$ 8,461,412

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 654,932
Commissions payable	455,775
Guaranteed payments payable	2,367,111
Total Liabilities	$ 3,477,818
Members' Capital	$ 4,983,594
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 8,461,412

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) and is also a member of the Chicago Board Options Exchange (CBOE) and the National Futures Association (NFA). The Company also has access to various other exchanges and trading associations. Its principal business activity is executing securities and commodity futures transactions on an agency basis.

Securities Transactions – Brokerage fee income is recorded at the time of the transaction. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using accelerated methods over three and five year periods.

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to the plan for the year ended December 31, 2007 was $292,545.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007 the Company's net capital and required net capital were $4,184,751 and $231,855 respectively. The ratio of aggregate indebtedness to net capital was 83%.

NOTE 5 - COMMITMENTS

Lease Commitments - Minimum annual rentals under a noncancellable lease for office space, expiring May 31, 2009, exclusive of additional payments which may be required for certain increases in taxes, operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2008	$ 49,191
2009	20,748
Total	$ 69,939

Office rent expense was $90,544 for the year ended December 31, 2007.

NOTE 6 - STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

During the year ended December 31, 2007 the Company paid state replacement taxes of $42,354.

NOTE 7 - OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts and exchange-traded and over-the-counter options. Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions, including those previously noted. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8 - SECURITIES OWNED

Securities owned consist entirely of equity securities with a market value of $282,632.

NOTE 9 - PRIOR PERIOD ADJUSTMENT

Due to a billing error a client of the Company was overcharged brokerage fees during 2006 totaling $244,571. After deducting expenses related to this overcharge the result to net income for 2006 is a decrease of $47,014. Therefore beginning members' capital for 2007 has been reduced by this amount.

NOTE 10 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

Effective January 1, 2007, the Company adopted an amended and restated operating agreement. According to the operating agreement in effect throughout 2007, no distinctions existed between membership interests. Some significant terms of the newly adopted agreement are:

There are three classes of membership interests: Class A membership interests; Class B membership interests; and Class C membership interests. The operating agreement specifies the percentage to be allocated of ordinary income and loss from brokerage operations for each member in each class of membership interest and further distinguishes the percentage to be allocated of gain and loss from the sale of tangible and intangible assets acquired by the Company both before and after January 1, 2007 for each member of each class of ownership. Only Class A Members are entitled to vote at Company meetings. No membership class has preference with respect to returns of capital or distributions.

The unanimous vote, approval, or consent of Class A Members is required to determine the Company's three managers, to amend the operating agreement and to dissolve the Company. The Company will automatically terminate upon the death or incapacity of all the Class A Members.

The managers of the Company are entitled to request additional capital contributions from some or all of the members, based upon the reason for the additional capital request. Managers must also approve the admission of new members to the Company.

The Company has the option to purchase any Class B or Class C membership for the value of a member's capital account at the end of the preceding month. If the purchase is affected for cause, as defined in the operating agreement, the former member is subject to the Non-Competition provisions contained in the agreement. The failure of a member to make any requested additional capital contributions, as stated in the previous paragraph, is classified as a redemption for cause.

Members may also be subject to non-solicitation restrictions and involuntary withdrawal events, as they are defined in the agreement.

NOTE 11 - EMPLOYMENT AGREEMENT

The Company has entered into an employment agreement with an officer of the Company which expires on December 31, 2009. The agreement provides for payments of salary, bonuses and incentives. The incentive payments are based upon the generation of new revenues for the Company. Should the Company decide to terminate the agreement prior to the expiration date for reasons other than for cause, it will be required to continue with the salary and bonus payments until the expiration of the agreement. However, the incentive payments will continue beyond the termination of the agreement.

The agreement also provides for additional compensation should the Company sell all or a portion of its assets or its business. The infusion of capital from an outside party, a merger or other business combination would also require that compensation be paid to the officer.

END